Correspondence


                          Capital Alliance Income Trust
                           100 Pine Street, Suite 2450
                         San Francisco, California 94111


October 4, 2007

Ms. Kristi Marrone
Division of Corporate Finance
100 F Street, N. E.
Washington, D. C.  20549
Mail Stop 4561


         RE: Capital Alliance Income Trust LTD., A Real Estate Investment Trust Form 10-KSB for the year ended December 31, 2006
              Form 10-QSB for the quarter ended March 31, 2007
              File No. 1-12941


Dear Ms. Marrone:

This response, to the Commission's review of the subject filings, is organized so that our response follows each comment (1 through 4) of the review letter dated July 6, 2007.

Overview - Capital Alliance Income Trust
----------------------------------------

The Company, Capital Alliance Income Trust, LTD. is a Real Estate Investment Trust that invests in residential mortgages. During 2006, Capital Alliance Funding Corporation ("CAFC"), the Company's mortgage banking operation suspended the acquisition of residential mortgages, acquired for a brief hold, prior to their sale into the secondary market (I.e. mortgage banking activities). The Company only funds residential whole loans as portfolio loans. Portfolio loans are not sold into the secondary market, but kept as investments. The Company does not provide third party loan servicing.


Item 6. Management's Discussion and Analysis or Plan of Operation, page 11
--------------------------------------------------------------------------

Overview, page 11
-----------------

1. We note that you intend to discontinue CAFC's mortgage banking business and monetize its assets. In that regard, please advise us why you have not presented the operations of CAFC as discontinued in your financial statements. Refer to paragraphs 42 - 43 of SFAS 144.


Office: 415-288-9595                                     Facsimile: 415-576-1810

Response 1:

     We reviewed the referenced reporting standards. The Company continues to believe that the cessation of CAFC's mortgage banking operations do not require presentation as discontinued operations in CAIT's financial reporting.

     The criteria to classify the component of an entity as Discontinued Operations for financial accounting are rigorous. Our examination suggests that the necessary criteria of SFAS 144 paragraph 42 are not satisfied:

               (a) the operations and cash flow of the component have been eliminated, and
               (b) the entity will not have any significant continuing involvement in the operations of the component.

     The Company is primarily a residential mortgage loan investor. Mortgage banking operations (the acquisition and disposition of mortgage loans in the secondary market) were always ancillary to our core operation of acquiring mortgage loans as portfolio investments. The Company continues to focus on selectively investing in residential whole loan mortgages. Mortgage banking loans were not acquired for investment, but for re-sale into the secondary mortgage market. The platform for either a portfolio loan (investment) or a resale loan (mortgage banking) was identical. Only the underwriting/acquisition criteria differentiated the products. Therefore criteria (a) of SFAS 144paragraph 42 is not satisfied.

     CAIT has not surrendered its ability to originate loans and continues to selectively invest in residential mortgages. In 2006 (before the 2007 turmoil in the residential mortgage market), CAIT withdrew from the origination of mortgages for sale into the secondary market (mortgage banking). The mortgages originated for sale into the secondary mortgage market were either high loan-to-value product (loan-to- values greater than 75%) or loans with relatively long term maturities (greater than 66 months). During 2006, the profitability potential of these products was identified as unattractive and CAIT's mortgage banking activities were terminated (suspended). Therefore a criterion (b) of SFAS 144 paragraph 42 is not satisfied.

     Appendix A, SFAS 144's implementation guide provides numerous examples to properly implement the required presentation of discontinued operations. Specifically, Example 12 (paragraph A26.b) supports the Company's financial presentation. In this example, the entity remained within a business and selectively eliminated specific aspects of its operating platform. Similarly, CAIT/CAFC has remained within a the business of loan originations and selectively eliminated specific aspects of its operating platform. (I.e. money losing brands - high loan to value loans and longer term maturity loans).

     The Company believes that our financial statement presentation is consistent with the requirements of SFAS 144.



Office: 415-288-9595                                     Facsimile: 415-576-1810

Consolidated Statements of Cash Flows, page F-5
-----------------------------------------------

2. Please advise us why you have categorized the net amount of all the cash flows related to the discontinuance of operations of CAFC as an investing activity. According to paragraph 14 of SFAS 95, a statement of cash flows shall classify cash receipts and cash payments as resulting from investing, financing, or operating activities. It is not appropriate to aggregate operating investing and financing cash flows from discontinued operations into a single line item or within one category.

Response 2:

     Upon review we agree that an amended statement of cash flows as of December 31, 2006 is needed and will be prepared by CAIT, approved by our independent accountants and promptly filed with the Securities and Exchange Commission.

     Aggregate operating, investing and financing cash flows were not consolidated. Consistent with Response 1., the reference to discontinued operations will be reclassified within the statement of cash flows.

     We expect that this revision will be filed no later than October 16, 2007. If the revision is not filed on or before October 16, 2007, CAIT will advise the Securities and Exchange Commission in writing (via EDGAR) and explain the reason for the delay.


Note 6. Warehousing facilities to related parties, page F-5
-----------------------------------------------------------

3. Please confirm to us whether interest earned on the line of credit to CAFC was eliminated in consolidation or whether it is reflected in you consolidated financial statements. If the interest income is included in revenues, please revise to eliminate it or advise us why a revision is unnecessary.

Response 3:

     The interest income and expense from the Line of Credit between CAIT and CAFC were eliminated in consolidation. No revision to the financial statements is needed.


Exhibit 31
----------

4. We note that the certifications attached to your Form 10-KSB are not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be in changed in any respect. Certain portions of the certifications relating to internal control over financial reporting may be omitted as stated in
     Section III.E of SEC Release No. 33-8238. Accordingly, please file an amendment to your Form10-KSB that includes the entire filing together with separate certifications of your current principal executive officer and principal financial officer in the form currently set fourth in Item 601(b)(31) of Regulation S-B. Please also amend the certifications filed in the March 31, 2007 Form 10-QSB.



Office: 415-288-9595                                     Facsimile: 415-576-1810

Response 4:

     CAIT will amend the certifications filed in Form 10-KSB for the year ended December 31, 2006 and Form 10-QSB for the quarter ended March 31, 2007.

     The certifications will be coordinated with Response 2, in order to include the amended statement of cash flows.

     We expect that the new certifications will be filed no later than October 16, 2007. If the new certifications are not filed on or before October 16, 2007, CAIT will advise the Securities and Exchange Commission in writing (via EDGAR) to explain the reason for the delay.

     The Company's 10-QSB filing for the six months ended June 30, 2007, corrected the certification statements. For your consideration, attached as Exhibit A are 2007's second quarter's certifications.


Capital Alliance Income Trust acknowledges:

* the Company is responsible for the adequacy and accuracy of the disclosure in its filings,

* the Securities and Exchange Commission's staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any follow up questions that can be addressed over the phone 415-288-9595 or by e-mail (Rwrensen@caitreit.com), please contact me. Our facsimile number is 415-576-1810.

Sincerely,



/s/ Richard J. Wrensen
----------------------
Richard J. Wrensen
President and Chief Executive Officer
Capital Alliance Income Trust





Office: 415-288-9595                                     Facsimile: 415-576-1810

                                    Exhibit A
                       Capital Alliance Income Trust, LTD.


                                  CERTIFICATION

                CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
                       AS ADOPTED PURSUANT TO SECTION 906
                        OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Quarterly Report of Capital Alliance Income Trust Ltd. (the "Company") on Form 10-QSB for the period ending June 30, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard J Wrensen, Chief Executive Officer and President of the Company, and I, Andrea Barney, Principal Accounting Officer and Controller of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

          (1) The Report fully compiles with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

          (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.


Dated: August 13, 2007

                             /s/ Richard J. Wrensen
                             ----------------------
                             Richard J. Wrensen
                             President and Chief Executive Officer


                             /s/ Andrea Barney
                             ----------------------
                             Andrea Barney
                             Principal Accounting Officer and Controller

                                  CERTIFICATION
              OF FORM 10-QSB OF CAPITAL ALLIANCE INCOME TRUST LTD.,
                     A REAL ESTATE INVESTMENT TRUST FOR THE
                           PERIOD ENDING JUNE 30, 2007

I, Richard J. Wrensen, certify that:

1. I have reviewed this Form 10-QSB, dated August 13, 2007 of Capital Alliance Income Trust, Ltd., A Real Estate Investment Trust;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

     a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report in being prepared;
     b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals;
     c. Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
     d. Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

     a. All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and
     b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal controls internal control over financial reporting.

Dated:        August 13, 2007


     /s/ Richard J. Wrensen
     ----------------------
     Richard J. Wrensen
     President and Chief Executive Officer

                                  CERTIFICATION
              OF FORM 10-QSB OF CAPITAL ALLIANCE INCOME TRUST LTD.,
                     A REAL ESTATE INVESTMENT TRUST FOR THE
                           PERIOD ENDING JUNE 30, 2007

I, Andrea Barney, certify that:

1. I have reviewed this Form 10-QSB, dated August 13, 2007 of Capital Alliance Income Trust, Ltd., A Real Estate Investment Trust;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

     a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report in being prepared;
     b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals;
     c. Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
     d. Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

     a. All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and
     b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal controls internal control over financial reporting.

Dated:        August 13, 2007

     /s/ Andrea Barney
     -----------------
     Andrea Barney
     Principal Accounting Officer and Controller